UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 28, 2013, Ambow Education Holding Ltd. (“Ambow” or the “Company”) announced an update on the directions hearing before the Grand Court of the Cayman Islands (the “Cayman Court”) that took place on August 22, 2013, during which the joint provisional liquidators of the Company (the “JPLs”) sought further directions in relation to the provisional liquidation proceeding of the Company.

At the hearing, the Cayman Court issued a new order updating its original order dated June 7, 2013 which commenced the provisional liquidation proceeding.  The new order stated that the JPLs shall perform functions which, in their reasonable opinion, are required to facilitate the financial and operational restructuring of the Company and its subsidiaries and consolidated affiliates (the “Group”) and enable the Group to continue as a going concern, including but not limited to:

•                  Working with the Company’s management to stabilize and preserve value in the onshore business of the Company, locating cash within the Group and monitoring allocation of those funds, and negotiating with offshore and onshore creditors in relation to outstanding amounts due;

•                  Contacting shareholders of the Company and other potential investors to seek financing;

•                  Recovery of outstanding amounts owed by SummitView Investment Fund I, L.P.;

•                  Continuing communications with the Securities and Exchange Commission and the New York Stock Exchange (“NYSE”) and making required SEC and NYSE filings;

•                  Working directly with the PRC Ministry of Education and other local authorities in the PRC to stabilize the Company and its PRC subsidiaries and schools;

•                  Continuing the corporate finance and restructuring process which has been initiated with multiple third parties in order to identify one or more appropriate investors for the Group, and thereafter negotiating, agreeing, and subject to the approval of the Cayman Court, implementing a refinancing and/or restructuring agreement in appropriate terms;

•                  Taking all steps necessary to identify and effect control over the Group’s assets.

In addition, the revised order also, among other things:

•                  Provided that, without further order of the Cayman Court, the JPLs shall not (i) exercise their powers to investigate previously disclosed allegations made by a former employee of the Company of financial improprieties and misconduct in connection with the Company’s acquisition of a training school in 2008 and (ii) incur further expenses in connection with completing the audit of the Company’s financial statements for the year ended December 31, 2012;

•                  Called for the establishment of a Stakeholder Committee comprising both creditors and shareholders of the Company to which the JPLs would report to at least twice per month;

•                  Stipulated that no suit, action or other proceedings, including criminal proceedings, shall be proceeded with or commenced against the Company except with leave of the Cayman Court and subject to such terms as the Cayman Court may impose; and

•                  Directed the JPLs to provide a written report to creditors and shareholders by September 13, 2013.

In accordance with the revised order, the JPLs continue to liaise with the key stakeholders of the Group, including current members of senior management, creditors, certain shareholders of the Company and other potential investors or lenders, to stabilize the Group’s business and formulate a plan to address its liquidity issues, including repayment or refinancing of the Group’s outstanding loans in full and payment of other obligations and operating expenses. The JPLs also continue to work closely with parties who have expressed an interest in providing further funding to the Group and continue to seek other potential sources of funding for the Group.

The next directions hearing has been scheduled for October 3, 2013, following which the JPLs anticipate providing additional information regarding the provisional liquidation proceeding.  The JPLs continue to liaise with the NYSE and trading of the Company’s American depositary shares remains halted.  The listing status of the Company continues to be under review.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Wing Sze Tiffany Wong
Name:	Wing Sze Tiffany Wong (without personal liability)
Title:	Joint Provisional Liquidator

Date: August 28, 2013